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                                                                EXHIBIT 99(c)(4)

                       Preliminary Outline of Dalloz Deal


                                 March 27, 2001

1.   Price

      o Equity value of Bacou USA and Bacou SA totals approximately $602 million at current exchange rates (7.3516 FRF per US$1.0), broken down as follows assuming $27 per share for Bacou USA:

            o     $150.2 million to US minority and optionholders

            o $340.5 million to Bacou SA shareholders in respect of Bacou USA shares held by Bacou SA

            o $111.1 million to Bacou SA shareholders in respect of Bacou SA shares excluding value of Bacou USA

      o Bacou USA minority shareholders to receive "price determined in good faith between the parties and with a view to obtaining Bacou USA special committee recommendation of such price."

      o Any amount in excess of $25 per share will reduce the amount payable to the shareholders of Bacou SA.

      o Price payable to minority shareholders expected to be more than $25, not more than $28. At $27, total cash payable to minority shareholders would be approximately $150.2 million.

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Preliminary Outline of Dalloz Deal
March 27, 2001


      o Total enterprise value of Bacou SA and Bacou USA at today's FRF/US$ exchange rate is approximately US$806 million, versus US$788 million in Norcross deal and US$774 million in KKR deal.

2.    Form of Consideration

      o Total cash in deal (all debt) for purchase of Bacou USA minority ownership interests is $150.2 million assuming a purchase price of $27 per share.

      o Total cash in deal (debt and equity) for purchase of Bacou SA ownership interests is FRF 2070 million, or approximately $281.6 million at today's exchange rate.

            o     Vandeputtes to receive cash (approximately $115.6 million)

            o Bacou family and other Bacou SA shareholders to receive remaining cash (approximately $166.0 million)

      o The balance of the purchase price is to be paid to Bacou SA shareholders in Dalloz shares valued at E78.6 (current market price approximately E84), subject to a proposed three year lockup except possible secondary offering of up to FRF 500 million (approximately $68.0 million) in September '01, subject to pro rata cutback with simultaneous FRF 1.0 billion primary offering.

            o Before any secondary or primary offerings by Dalloz, the payment in Dalloz shares would result in ownership by the current Bacou SA shareholders of approximately 38% of the value of the outstanding Dalloz shares with a voting influence of 30%, making them the largest shareholding group in Christian Dalloz SA. If the primary and secondary offerings were successfully consummated, the percentages would reduce to 18% and 15%, respectively.


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Preliminary Outline of Dalloz Deal
March 27, 2001


            o Before the primary and secondary offerings, the holdings of Essilor and Mrs. Dalloz constitute economic value of 14% and 15%, respectively, and hold voting interests of 21% and 23%, respectively.

      o Philippe Bacou and Mrs. Dalloz would Co-Chair the Board of Directors of the new entity, to be named Bacou Dalloz SA. Philippe also would be the Chairman of the Strategic Committee of the Board, its most powerful committee.

3.    Deal Structure and Timing

      o US minority to be taken out with self-tender or merger, financed by bank debt, with timing of this part of the transaction depending on bank financing conditions.

            o If financing can be arranged, self-tender will not be contingent on closing of overall deal. Self-tender would be launched at announcement of deal, likely to be mid-May, with closing of self-tender mid-June.

            o If financing requires both deals to close simultaneously, then self-tender or merger would be dependent on closing of overall deal. Again, announcement at time of deal announcement but closing probably would not occur until mid-June at the earliest, more likely end of June or even mid-July.

      o Cash for Vandeputtes and Bacou SA shareholders at closing to be provided by bank debt and equity from private placement, Dalloz shareholders and Christian Dalloz SA.

4.    Additional Considerations

      o Due to the fact that this is a merger rather than a sale, it is likely that the letter agreement between the Bacou family and Bacou USA will need to be amended. Dalloz has indicated that it is not willing to register its shares (or ADRs) in the US,


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Preliminary Outline of Dalloz Deal
March 27, 2001


            and therefore the form of consideration payable to the US minority shareholders must be cash only, rather than stock and cash.




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